UniCredit Group

[redacted]

08005704

File No. 82 - 3185

Messrs.
UNITED STATES SECURITY AND EXCHANGE COMMISSION
FILING DESK
450 Fifth St. N.W. Judiciary Plaza
20549 Washington D.C. U.S.A.

SUPPL

SEC Mail
Mail Processing
Section
OCT 14 2008
Washington, DC
106

Milan, October 10th, 2008

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Extraordinary and Ordinary Shareholders Meeting of UniCredit, which will be published in the Official Gazette of the Italian Republic on October 11th, 2008.

The above Notice will be also published in the "Sole 24 Ore", "La Repubblica", (Italian edition), in the "Financial Times" (European edition), in the "Frankfurter Allgemeine Zeitung" (German edition) on October 11th 2008.

With kindest regards, we remain,

PROCESSED
NOV 06 2008
THOMSON REUTERS

Yours faithfully,

UniCredit S.p.A.
Direzione Generale

Shareholder Relations

Leo

UniCredit S.p.A

Sede Sociale
Via A. Specchi, 16
00186 Roma

Direzione Generale
Piazza Cordusio
20123 Milano

Capitale Sociale € 6.684.287.462,00 interamente versato – Banca iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredit - Albo dei Gruppi Bancari: cod. 3135.1 - Iscrizione al Registro delle Imprese di Roma, Codice Fiscale e P. IVA n° 00348170101 - Aderente al Fondo Interbancario di Tutela dei Depositi.

UniCredit

*UniCredit S.p.A. - Registered Office in Rome - Via A. Specchi, 16 - Head Office in Milan – Piazza Cordusio; Registered with the Roma Courts in the Companies Register, fiscal code and VAT number 00348170101; Registered in the Register of Banking Groups and Parent Company of the UniCredit Banking Group registered with code 3135.1 - Member of the Interbank Fund for Deposit Protection Capital: € 6.684.287.462,00, fully paid up.

The shareholders of UniCredit are hereby convened to an Extraordinary and Ordinary Shareholders' Meeting to be held on 12th November 2008 at 10:00 am Registered Office in Rome Palazzo de Carolis, entrance Via A. Specchi, 16, and, if necessary, with regard to the extraordinary session, in second call, on 13th November 2008 at 10:00 am in the same location. If the necessary quorum is not reached, the Shareholders' Meeting is convened in third call for the extraordinary session and in second call for the ordinary session, **on 14th November 2008 at 10.30 am in Viale Umberto Tupini, 180 Rome**, to discuss and to resolve on the following

AGENDA (*)

Extraordinary Part

- Paid-in capital increase in a maximum amount of Euro 486.539.085, to be completed by means of the issuance, in one of more tranches, of a maximum number of 973.078.170 ordinary shares, par value Euro 0.50 per share, to be offered pre-emptively to the ordinary shareholders and to the holders of saving shares of the company pursuant to article 2441, first, second and third paragraph, of the Italian Civil Code at a price of Euro 3.083 per share (equal to the reference price of UniCredit ordinary shares at the time of the closing of the Mercato Telematico Azionario of Borsa Italiana S.p.A. on Friday, October 3, 2008 and consequent amendments of the Articles of Association).

Ordinary Part

- Authorization for the disposal of own shares pursuant to Article 2357 – ter of the Italian Civil Code and revocation of the authorization granted by the Ordinary Shareholders' Meeting on December 16, 2005.

The directors' reports on the above items, will be filed by 28th October 2008 at the company's registered office and head office as well as at Borsa Italiana S.p.A. This documentation may be examined by the shareholders and will also be available on the company's website at www.unicreditgroup.eu.

Pursuant to article 12 of the Company's Articles of Association and article 3 of its Shareholder Meeting Regulations, meetings may be attended by the holders of ordinary shares who display a copy of the notification that Monte Titoli (the Centralised Administration Services) participants issued to the Company and which, in compliance with applicable law, are obliged to make available to them. It has been recalled that, in accordance with article 12 of the company's Articles of Association, the company must receive the notification sent by Monte Titoli participant at least two working days prior to the date set for the first call of the Meeting.

Dieter RAMPL

(CHAIRMAN OF THE BOARD OF DIRECTORS)

Shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.
Shareholders wishing not to attend personally can be represented by a proxy (more than one proxy for the same shareholder is not permitted). As provided for by article 13 of the company's Articles of Association, "except where otherwise governed by current laws on proxy

voting, shareholders with the right to attend shareholders' meetings may be represented by third parties (whether shareholders or not), pursuant to section 2372 of the Italian Civil Code".

(*) *Convenience translation: the present translation is provided for information purposes only.*

END